SECURITIES AND EXCHANGE COMMISSION

                             Washington, D.C. 20549
                             ----------------------

                                    FORM 6-K

                        Report of Foreign Private Issuer

                    Pursuant to Rule 13a-16 or 15d-16 of the
                         Securities Exchange Act of 1934

                              Date: April 28, 2003

                         Commission file number 1-14748

                           OPEN JOINT STOCK COMPANY OF
                         LONG DISTANCE AND INTERNATIONAL
                          TELECOMMUNICATIONS ROSTELECOM
                          Doing Business as Rostelecom
                 (Translation of registran's name into English)

                             THE RUSSIAN FEDERATION
                         (Jurisdiction of organization)

                         14 1ST TVERSKAYA-YAMSKAYA STR.
                              125047 MOSCOW, RUSSIA
                    (Address of principal executive offices)

          Registrant's telephone number, international: +7 095 973 9940

     Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

                      Form 20-F  X           Form 40-F
                                ---                    ---

     Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                             Yes             No  X
                                 ---            ---

     If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-________

         On April 28, 2003, Open Joint Stock Company of Long Distance and International Telecommunications Rostelecom (the "Company") announced two new appointments at the top-management level. Copies of the press releases announcing these appointments are attached hereto as Exhibit 1 and 2.

                                    SIGNATURE

     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.


Date:    April 28, 2003               By:  [signed]    Vladimir I. Androsik
                                      Name:    Vladimir I. Androsik
                                      Title:   Deputy General Director-
                                               Finance Director


                                  EXHIBIT INDEX

The following exhibits has been disclosed as part of this Form 6-K:

Exhibit             Number Description

1. English translation of the press release announced that Alexander Isaev has been appointed Deputy General Director, Director for Relations with Rostelecom's Clients - State Bodies and Agencies.

2. English translation of the press release announced that Gioulnara Khasianova has been appointed Deputy General Director, Commercial Director of Rostelecom.

                                                                       Exhibit 1

Alexander Isaev has been appointed Deputy General Director,
Director for Relations with Rostelecom's Clients - State Bodies and Agencies

Moscow - April 28, 2003 - Rostelecom (NYSE: ROS; RTS: RTKM), Russia's national long-distance telecommunications operator, today announced that Alexander Isaev was appointed Deputy General Director, Director for Relations with State Bodies and Agencies. Prior to this appointment Alexander Isaev held the position of Commercial Director of Rostelecom.

Given the importance of providing up-to-date, reliable and high-quality telecommunications services to state clients today when the governmental management system is being optimized, and also taking into account the volume of work associated with state clients, a new division has been created in Rostelecom - Division for Relations with State Bodies and Agencies.

Main services offered by Rostelecom to its clients - state bodies and agencies - include digital telecommunications systems, IP services, etc. Among Rostelecom's key state clients are Defense and Interior Affairs ministries, Federal Security Service (FSB), Federal Agency for Government Communications and Information, Ministry of Civil Defense and Emergencies, Ministry of Justice and others.

For further details please contact

Anna Kareva
Head of IR
Tel.: + 7 095 973 9920
Fax: + 7 095 787 2850
e-mail: kareva@hq.rt.ru

                                                                       Exhibit 2

Gioulnara Khasianova has been appointed Deputy General Director,
Commercial Director of Rostelecom

Moscow - April 28, 2003 - Rostelecom (NYSE: ROS; RTS: RTKM), Russia's national long-distance telecommunications operator, today announced that Gioulnara Khasianova was appointed Deputy General Director, Commercial Director of Rostelecom.

Gioulnara Khasianova was born in Moscow. In 1992 graduated from the Moscow University of Telecommunications and Information majoring in economics and management in telecommunications. In 1992 she joined OJSC Intercity and International Telephone (MMT), since 2000 - branch of Rostelecom, where she sequentially held positions of Marketing specialist in the Marketing, Advertising & Information Laboratory, Head of the Marketing Department, Head of the Economics and Marketing Division, Head of the Business Development Division. In 2001, Gioulnara was appointed Head of the Marketing Department of Rostelecom and since 2002 she had been working in the position of Deputy Commercial Director of the Company.

Gioulnara Khasianova completed training programs at Deutsche Telekom AG, France Telecom and Iskratel (Slovenia). She also completed a course in Marketing, Management and Finance Management in Telecommunications Companies at the Duke University (USA) as well as Financial Business Course in Los Angeles (USA).

"This appointment marks another important event in the course of the new marketing strategy implementation by Rostelecom aimed at establishing a cooperation model between the Company, its partners and clients - operators and subscribers - to ensure balance of interests and to equalize tariffs for uniform services. Gioulnara's professional knowledge and vast working experience at Rostelecom will allow to further strengthen the Company's position in the telecommunications market", - said Sergei Kuznetsov, General Director of Rostelecom.

For further details please contact

Anna Kareva
Head of IR
Tel.: + 7 095 973 9920
Fax: + 7 095 787 2850
e-mail: kareva@hq.rt.ru